March 18, 2022

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On January 11, 2022, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 247 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 256 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed for the purpose of adding a new ETF to the Trust – the ProShares Supply Chain Logistics ETF (the "Fund").

We received comments from you relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

Principal Investment Strategies

1.Comment: It is the Staff's position that the Fund have a policy of investing at least 80% of its assets in supply chain logistics companies as defined by the Index.

Response: The Trust has revised the disclosure in the summary prospectus to include the following:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in the securities that comprise the Index.

2.Comment: In the list of 18 RBICS Sub-Industries1, 11 use the word "transportation." It is the Staff's view that the term "transportation" is broad and could include companies such as Amtrack, cruise lines or passenger transportation rather than supply chain. Consider using another term such as "freight" to indicate the categories would not encompass passenger transportation companies.

Response: The Trust will include the words "non-passenger" in a parenthetical following each mention of the word "transportation" unless the word "freight" is already included in the Sub- Industry in order to clarify that the Sub-Industries are not intended to include passenger transportation as shown below:

These ~~18~~17 eligible RBICS Sub-Industries are:

•Asia/Pacific Rail Transportation (non-passenger)

•Autonomous Drone Manufacturers

•Commercial Transportation Equipment Distributors

•Container Deep Sea and Offshore Shipping

•Dry Bulk Deep Sea and Offshore Shipping

~~•Execution and Quote Platforms Services~~

•Express Couriers

•Freight Truckload Road Transportation

•Freight Less-Than-Truckload Road Transportation

•General Transportation and Related Services (non-passenger)

•Logistics and Supply Chain Service Providers

•Multi-Size Trucking Road Transportation (non-passenger)

•Multi-Type Deep Sea and Offshore Shipping

•Transportation Industry Software

•Europe, Middle East and Africa Rail Transportation (non-passenger)

•Other Americas Railroad Transportation (non-passenger)

•United States Class I Railroad Transportation (non-passenger)

•United States Short-Line Railroad Transportation (non-passenger)

3.Comment: Please explain what is meant by the Sub-Industry "Execution and Quote Platform Services."

Response: The Index provider has removed this sub-industry classification from its methodology. As such, this will be removed from the disclosure in the Fund's summary prospectus.

4.Comment: The Index methodology provides that if there are fewer than 25 companies2 that meet the 75% revenue test, the Index provider will reduce the revenue test to 50%. What would happen if there are less than 25 companies that meet the 50% revenue threshold.

2

Note that the Index Provider has reduced the 18 eligible RBICS Sub-Industries to 17. The Sub-Industry titled "Execution and Quote Platforms Services" has been removed.

Note that the first sentence following the bullet point list should read "40" companies and not "25" companies as follows: "The Index Provider then selects into the Index the ~~25~~ 40

Response: At this time, the Index provider has conducted five years of back-testing and has found it has not needed to go below the 75% revenue threshold to compile the constituent companies and does not anticipate a scenario where it would not meet the 50% revenue threshold. Should the Index provider encounter a scenario where it could not compile sufficient constituents based on the revenue tests provided in the Index methodology, it could consider adjusting the methodology but, at this time, has no plans to make any such changes.

5.Comment: In the below sentence, please consider changing the word "associated with" to "produced or provided by the applicable" as "associated with" seems very vague.

The Index Provider then selects into the Index the 25 largest companies, by market capitalization, that generate 75% or more of their revenue from products or services associated with the eligible RBICS Sub-Industries.

Response: The Trust has revised the disclosure as follows:

The Index Provider then selects into the Index the 25 largest companies, by market capitalization, that generate 75% or more of their revenue from products or services produced or provided by one or more of the applicable ~~associated with the~~ eligible RBICS Sub-Industries.

6.Comment: The disclosure on the top of page 5 notes that companies must meet certain market capitalization and liquidity requirements. Please disclose the market capitalization and liquidity requirements provided by the Index methodology.

Response: The Trust typically does not provide disclosure on liquidity requirements but has revised the disclosure as follows to address market capitalization:

Selected companies must be U.S., non-U.S developed, or emerging market companies listed for trading on a stock exchange, have a ~~certain~~ market capitalization of at least $500 million and meet certain liquidity requirements.

7.Comment: Please disclose whether the Fund intends to be a non-diversified fund and, if so, please include the relevant risk disclosure.

Response: The Fund will be a diversified fund and, as such, has not added further disclosure.

8.Comment: The first full paragraph on page 5 discloses that the Fund's Advisor will utilize a "replication strategy" and may also utilize a "representative sampling" strategy. Please disclose under what circumstances the Fund's Advisor may use each strategy.

Response: The Trust has revised the disclosure as follows:

ProShare Advisors determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce returns consistent with the Fund's investment objective. The Fund will generally use a "replication largest companies, by market capitalization, that generate 75% or more of their revenue from products or services associated with the eligible RBICS Sub-Industries."

strategy" to achieve its investment objective, meaning that it will invest in all of the component securities of the Index in approximately the same proportion as the Index. However, the Fund may also use a "representative sampling" strategy to invest in or gain exposure to only a representative sample of the securities in the Index or to securities not contained in the Index or in financial instruments, with the intent of obtaining exposure with aggregate characteristics similar to those of the Index. For example, the Fund may utilize a representative sampling strategy when the Advisor believes a replication strategy might be detrimental or disadvantageous to shareholders, such as when buying each security in an Index is impracticable or inefficient, or when there are practical difficulties or additional costs involved in replicating an Index. The Fund also may use representative sampling if the Advisor believes one or more securities in the Index becomes illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund. In managing the assets of the Fund, ProShare Advisors does not invest the assets of the Fund in securities or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company, nor does it conduct conventional investment research or analysis or forecast market movement or trends. The Fund seeks to remain fully invested at all times in securities and/or financial instruments that, in combination, provide exposure to the returns of the Index without regard to market conditions, trends or direction.

Principal Risks

9.Comment: In regard to "Unrelated Business Lines Risk," please explain how companies included in the Index may have unrelated business lines when the Index selects companies that typically would have 75% of their revenues tied to the eligible Sub-Industries.

Response: The Trust has revised the risk disclosure as follows:

Unrelated Business Lines Risk – Companies in the Index may have ~~significant~~ business lines that are not supply chain-related. These unrelated business lines may be a meaningful ~~larger~~ portion of a company's current business, in terms of profit or revenue~~, for example, than the portion represented by the Index theme~~. Consequently, these unrelated business lines may have an ~~significant~~ impact on the performance of the company, Index and the Fund. In particular, these unrelated business lines may cause the Fund to underperform investments that do not have exposure to unrelated business lines. For example, if an unrelated business line of a company underperforms its supply chain-related business line, it may negatively affect the performance of the company, the Index and the Fund.

A Precautionary Note to Investment Companies

10.Comment: In this section, please make revisions to be consistent with the new fund of funds rule – Rule 12d1-4.

Response: The Trust will update the disclosure for new Rule 12d1-4 in the B-Filing as shown below.

A Precautionary Note to Investment Companies — For purposes of the Investment Company Act of 1940, the Fund is a registered investment company, and the acquisition of the Fund's shares by other investment companies is subject to the restrictions of Section 12(d)(1) thereof. ~~The Trust and the Fund have obtained an exemptive order from the SEC allowing a registered investment company to invest in Fund shares beyond the limits of Section 12(d)(1) subject to certain conditions, including that a registered investment company enters into a Participation Agreement with the Trust regarding the terms of the investment.~~ Any investment company considering purchasing shares of the Fund in amounts that would cause it to exceed the restrictions of Section 12(d)(1) should contact the Trust. Prior to a fund acquiring securities of another fund that exceeds the limits of Section 12(d)(1), the acquiring fund must enter into a Fund of Funds Agreement with the acquired fund pursuant to Rule 12d1-4. Rule 12d1-4 outlines the requirements of Fund of Funds Agreements and specifics the responsibilities of the Board related to "fund of funds" arrangements.

Statement of Additional Information

General Information About the Trust

11.Comment: The disclosure in this section notes that the Fund seeks to achieve its investment objective on both a single day and over time. This language appears to relate to a leveraged or inverse fund. If the disclosure is accurate with regards to a single day, please update the disclosure in the Prospectus.

Response: The Trust has revised the sentence to remove references to "a single day."

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel